SICHENZIA ROSS FRIEDMAN FERENCE LLP
61 BROADWAY, NEW YORK NY 10006
TEL 212 930 9700 FAX 212 930 9725 WEB WWW. SRFF.COM

January 7, 2008

Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549
Attention:	Jessica Kane, Esq. Mail Stop 7010

Re:	Cavico Corp. (the “Company”) Form 10-SB Filed October 23, 2007 File No. 000-52870

Dear Ms. Kane:

On behalf of the Company, we are hereby enclosing two copies of Amendment No. 1 to the Company’s registration statement on Form 10-SB (the “Registration Statement”) that was filed initially on October 23, 2007. One of the copies has been marked to show changes from the Registration Statement.

By letter dated November 20, 2007, the staff of the Securities and Exchange Commission (the “Staff”) issued comments on the Registration Statement. Following are the Company’s responses to the Staff’s comments. For ease of reference, each response is preceded by the Staff’s comment.

General

1. Please note that the Form 10-SB goes effective by lapse of time 60 days after the registration statement was filed pursuant to Exchange Act Section 12(g)(l). If our comments are not addressed within this 60 day time period, you should withdraw the Form 10-SB prior to effectiveness and refile a new Form 10-SB that includes changes responsive to our comments.

The Company has taken note of the Staff’s comment.

2. Please revise your filing to separately state material revenues and cost of sales from products, services and other revenues, as specified in Rule 5-03 of Regulation S-X. Report revenues from external customers for each product and service or each group of similar products and services, if practical to do so, as discussed in paragraph 37 of SPAS 131.

The Company has made revisions in accordance with the Staff’s comment. See page 5 of the Registration Statement.

Forward-Looking Disclosure. page 3

3. Please be advised that the safe harbor for forward-looking statements provided in the Private Securities Litigation Reform Act of 1995 does not apply to those issuers that, at the time a statement is made, are not subject to the requirements of Section 13(a) or Section 15(d) of the Exchange Act. Please revise to eliminate references to the PSLRA or state that the safe harbor does not apply to statements made in your document.
The Company has removed the language respecting forward looking statement from the Registration Statement in accordance with the Staff’s comment.

4. Please remove the statement that readers should not rely on your forward-looking statements. It is inappropriate to advise investors not to rely on information contained in your filings with the Commission.

The Company has removed the language respecting forward looking statement from the Registration Statement in accordance with the Staff’s comment.

Description of Business, page 3

5. Please clarify your discussion of the various steps in the transaction in which you acquired Cavico Vietnam. Disclosure elsewhere in the document explains that this was a reverse acquisition, with the former shareholders of Cavico Vietnam receiving a distribution of your shares following the asset acquisition. Please discuss that aspect of the transaction here. Please also explain how you then became the parent of Cavico Vietnam and what consideration, if any, you received upon transferring the assets you had purchased with the 79 million shares of common stock back to Cavico Vietnam. Finally, please discuss the restructuring that you refer to in the section entitled “Subsidiaries”. We note that your percentage ownership of the subsidiaries listed in the table has changed as a result of the restructuring.

The Company has made revisions in accordance with the Staff’s comment. See page 5 of the Registration Statement.

6.  Please provide supplemental support for your assertions under “1-listory” on page 3 and under “Operations” on page 4, respectively:

•	You are “the largest privately owned heavy civil construction contractor in Vietnam.”
•	Cavico Vietnam is “the first company to use IBM tunnel technology in Vietnam.”

Please confirm that these sources are widely available to the public. In addition, please disclose the measure by which you are “the largest privately owned heavy civil construction contractor in Vietnam.”

The Company has deleted the language indicating that it is the largest privately owned heavy civil construction contractor in Vietnam.

As far as the TBM technology is concerned, the Company advises the Staff that to its knowledge, there are no other similar projects that were completed or are in progress. The only completed tunnel project in Vietnam was managed by the Company.

7. Under “Operations” on page 5, please disclose the types of mines you operate and the materials you intend to mine for in Australia and other countries. Please also note the disclosure requirements of Industry Guide ~ in relation to your current mining operations. We note that Cavico Mining accounted for 30% of your revenue in 2006. Note that we may have additional comments upon review of your response.

The Company has made revisions in accordance with the Staff’s comment. See page 4 of the Registration Statement.

8. Under “Operations” on page 5, we note your various highway projects. Please provide further details explaining your performance regarding these projects. For example, please define “enhancement” and “contract packages.” Additionally, please disclose whether you constructed the roads in the Sonla Province and near the hydropower plants or if you performed other tasks.

The Company has made revisions in accordance with the Staff’s comment. See page 4 of the Registration Statement.

9. Under “Operations” on page 5, we note your statement that you are currently developing a 400 hectare new urban area in Son La. If this project is separate from the 160 hectare new urban area in Son La that you discuss on page 23, please disclose the 160 hectare project in the Urban Development section on page 5. If these projects are the same, please revise to reflect the correct amount of land involved.

The Company advises the Staff that it is developing a 400 hectare area in Sonla Province as disclosed on page 5 of the Registration Statement. This project includes planning and building out of the local infrastructure. In payment of the Company’s services, the local authorities have granted the Company exclusive land use rights to an area measuring160 hectares as disclosed in the revised disclosures on page 5 of the Registration Statement.

10. Under “Operations” on page 5, we note your statement that you are “in the process of applying for an investment permit for Luong Son new tourism zone of 360 hectares in a master planning to upgrade Luong Son town during next 10 years.” Please briefly explain what type of upgrade you would perform if you obtained the investment permit.

The Company has made revisions in accordance with the Staff’s comment. See page 4 of the Registration Statement.

11. Please provide supplemental support for your assertion that “Cavico Vietnam has about a 30% market share of sub construction projects in Vietnam.” Please also confirm that these sources are widely available to the public.

The Company has deleted the disclosure from the Registration Statement.

12. Under “Competition” on page 9, we note your disclosure that there are five companies with expertise in your area of construction. Please identify these other companies.

The Company has made revisions in accordance with the Staff’s comment. See page 9 of the Registration Statement.

13. You are encouraged to disclose your internet address.

The Company has made revisions in accordance with the Staff’s comment. See page 3 of the Registration Statement.

14. We note your risk factor disclosure regarding forward looking statements on page 15. This risk factor appears generic since most companies cannot guarantee that their forward looking statements will be accurate. Please state how this risk specifically affects your company or remove the risk factor.

The Company has deleted this risk factor.

15. Please include a risk factor disclosing your auditors’ doubt about your ability to continue as a going concern due to your recurring losses from operations and net capital deficit.

The Company has added a risk factor in accordance with the Staff’s comment. See page 12 of the Registration Statement.

Management’s Discussion and Analysis or Plan of Operation, page 17.

Results of Operations, page 19

16. Please revise your discussion of results and operations to address the following:

•
You disclose that revenue increased year over year mostly due from construction and mining projects. Please revise your disclosure to quantify how much of the increase in revenue is attributed to your construction and mining projects and factors behind this increase in revenue. Specifically, is this increase attributed to new contracts or simply the timing of revenue recognition.

•
You disclose that cost of production for the year ended December 31, 2006, was $21.6 million compared to $18.6 million for the year ended December 31, 2005. We note that cost of sales as a percentage of sales increased from 83% for time year ended December 31, 2005, to 90% for the year ended December 31, 2006. You disclose the increase in cost of production is due to an increase in production during the year. Please revise your disclosure to address and quantify the reasons for the increase in cost of production. Please address and quantify the key drivers behind this trend.

•
You disclose the increase of $359,008 in operating expenses is due to the increase in general and administration expenses. Please revise your disclosure to discuss and quantify the factors contributing to this increase.

•
We note from the face of your income statement material changes in other income, interest income and other expenses. However, you do not provide an analysis of these line items in your discussion of results and operations. Please revise your filing to address and quantify the specific factors driving the material changes period over period in each line item.

•
When you update your filing to present financials for your most recent quarter end, we remind you to provide relevant disclosures that quantify and explain material changes impacting your results of operations and liquidity.

For additional guidance, please refer to the SEC Release 33-8350, available on the SEC website at www.sec .gov./rules/interp/33-83 50.htm.

The Company has made revisions to the Management’s Discussion and Analysis or Plan of Operation in accordance with the Staff’s comments.

17. We note your disclosure on page 5 that restructuring affected your percentage of ownership of your subsidiaries on page 5. Please disclose how this restructuring will impact your results of operations.

The Company has made revisions in accordance with the Staff’s comment. See page _22 of the Registration Statement.

18. Under “Net Profit” on page 19, please briefly describe “financial activities income.”

The Company has made revisions in accordance with the Staff’s comment and changed the term to “investment income.” See page 20 of the Registration Statement.

Liquidity and Capital Resources, page 21

19. Please disclose any material commitments for capital expenditures relating to your urban development projects listed on pages 5 and 23.

The Company advises the Staff that it has no material commitments for capital expenditures relating to its urban projects. Therefore, no revisions are required to be made in response to this comment.

Before the Company is retained for a specific project, it needs to show to the relevant authorities that it has the ability to fund 30% of the project costs along with a bank commitment to fund the balance. The Company has obtained a commitment from the Bank for Development of Vietnam to loan the equivalent of $16.6 in connection with the Chieng Ngan urban project.

20. Your discussion of liquidity does not address the key drivers contributing to the increase in accounts receivable, other current assets, inventory and accounts payable. Please amend your filing to include a discussion of these and other material factors impacting your operating activities during fiscal 2006, as well as the most recent quarter presented. For additional guidance, please refer to the SEC Release 33-8350, available on the SEC website at www.sec.gov./rules/interp/33-8350.htm.

The Company has made revisions in accordance with the Staff’s comment. See page 22 of the Registration Statement.

Description of Property, page 23

21. We note your statement that “Vietnam does not recognize land ownership.” Please clarify how it is possible for you to own “15,000 square feet of land in Hanoi.” Additionally, if this property is actually owned, please list it in the summary table on page 24 under the Land Area Owned column.

The Company has made revisions in accordance with the Staff’s comment. See page 23 of the Registration Statement.

22. We note your statement that “the company has a long term land lease (70 years) in Son La consisting of an area of 160 hectares that will be made into a new urban area.” Please disclose whether you have current plans to develop this property or if you will contract with a third party to develop it. Additionally, please list this property under the Long-Term Land Leased column in the summary table on page 24.

The Company has made revisions in accordance with the Staff’s comment. See page 24 of the Registration Statement.

Security Ownership of Certain Beneficial Owners and Management. page 25.

23. In footnote 7 on page 26, please disclose the name of the person holding Mr. Bui’s 350,000 shares.

The Company has made revisions in accordance with the Staff’s comment. See page 27 of the Registration Statement.

24. We note your disclosure of the number of shares owned by each individual beneficial owner. Please separately disclose, in the footnotes, the amount of shares over which each beneficial owner has the right to acquire beneficial ownership.

The Company advises the Staff that other than as set forth in the Registration Statement, no beneficial owner has the right to acquire beneficial o0wnership of any of the Company’s securities.

Directors and Executive Officers. Promoters and Control Persons, page 27

25. In various places throughout your filing, we note that you identify the following persons in different ways. Please revise to correctly identify each person.

•	CEO/Chairman Ha Quang Bui. On page F-14, you identify him as Bui Quang Ha.
•	Vice-President/Director Hung Manh Tran. On page F-l4, you identi~’ him as Tran Manh Hung.
•	Director Tuang Duong Hoang. On pages 25 and 29, you identify him as Tuan Duong Hoang.
•	Chief Financial Officer Chi Edwards. On pages 28 and 34, you identify this person as Chi Edward. In the Employment Agreement filed as Exhibit 10.1, you identify this person as Chi Edward K.

The Company has made revisions in the Registration Statement to make the names of the Company’s uniform throughout.

26. Please disclose any existing family relationships among your executive officers and directors.

The Company has made revisions in accordance with the Staff’s comment.

27. We note your discussion of the employment history for the following persons:

•	Hung Manh Tran
•	Tuang Duong Hoang
•	Timothy Dac Pham
•	Chi Edwards

For each of these persons, please provide the relevant dates for his occupations and employment for the past five years.

The Company has made revisions in accordance with the Staff’s comment.

28. On page 28, please disclose that Giang Linh Bui is a director of Cavico Vietnam.

The Company has made revisions in accordance with the Staff’s comment.

29. Under “Committees of the Board” on page 29, please clarify whether the Audit Committee is comprised of Madhava Rao Mankal, Flung Manh Tran, and Timothy Dac Pham. Additionally, please separately list the functions of the Audit, Compensation, and Nominating Committees to avoid confusion as to each committee’s responsibilities.

The Company has made revisions in accordance with the Staff’s comment.

Executive Compensation, page 29

30. From your previous disclosure regarding Ha Quang Bui’s employment history, we note that he became Cavico Corp.’s CEO/Chairman on April 28, 2006. Please revise the compensation disclosed in the Summary Compensation Table to reflect that it is for 2006 rather than 2005. Additionally, please disclose whether his compensation was pro-rated to reflect the partial year worked.

The Company has made revisions in accordance with the Staff’s comment. See page 30 of the Registration Statement.

31. We note your disclosure of Stock Awards in the Summary Compensation Table. Please include a footnote disclosing all assumptions made in the valuation by reference to a discussion of these assumptions in your financial statements, footnotes to the financial statements, or MD&A.

The Company has made revisions in accordance with the Staff’s comment. See footnotes 6 and 10 the financial statements included in the Registration Statement.

32. Please provide a narrative description of any material factors necessary to understand the information disclosed in the Summary Compensation Table.

The Company has made revisions in accordance with the Staff’s comment. See page 30 of the Registration Statement.

33. If you compensate non-employee directors for their service, please provide this information in a Director Compensation Table. Please also provide a narrative description of any material factors necessary to an understanding of the directors’ compensation.

The Company advises the Staff that none of its non-employee directors have received any compensation from the Company. The Company has added disclosure to that effect. See page 30 of the Registration Statement.

Certain Relationships and Related Transactions, page

34. Please disclose the related party transactions you discuss on page F-14. See Item 404 of Regulation S-B.

The Company has made revisions in accordance with the Staff’s comment. See page 31 of the Registration Statement.

35. Please provide the information required by Item 407(a) of Regulation S-B. Specifically, please identify each director, each independent director, and the criteria used to determine the director’s independence.

The Company has made revisions in accordance with the Staff’s comment. See page 30 of the Registration Statement.

Index to Interim Consolidated Financial Statements, page F-I

36. We remind you to update the financial statements and related disclosures as required by Item 310 of Regulation S-B.

The Company has included updated financial statement in accordance with Item 310 of Regulation S-B.

Report of Independent Registered Public Accounting page F-I

37. Direct your auditor to revise the Independent Auditor’s Report to include the manual or printed signature of the auditor’s firm. Please refer to Rule 2-02(a) of Regulation S-X and Item 302 of Regulation S-B.

The Company has included a printed signature in the Auditor’s Report.

Note 2— Summary of Significant Accounting Policies, pageE~2

Investment in Marketable Securities, page F-7

38. You disclose that you report ed unrealized gains or losses for available-for-sale investments in stockholders’ equity. Please revise your disclosure to clarify, if true, that these changes are reported in other comprehensive income or a separate component of stockholders’ equity. Refer to paragraph 13 of SFAS 115 for guidance. Please also revise your disclosure to discuss your accounting policy for other-than-temporary impairments.

The Company has made revisions in accordance with the Staff’s comment. See page F-2 and F-4 of the Registration Statement.

Revenue Recognition, page F-9

39. You disclose that revenue from product and services are recognized at the time goods are shipped or services are provided and accepted by the customer. Please revise your filing to discuss relevant customer acceptance provisions that impact your revenue recognition. Specifically, does the customer have the right to test the delivered product or require you to perform additional services subsequent to delivery of the initial product or performance of an initial service (e.g., installation or activation of delivered equipment).

The Company has made revisions in accordance with the Staff’s comment. See page F-9 of the Registration Statement.

40. You disclose that claims against customers are recognized as revenue upon settlement. Please revise your filing to disclose the amounts recognized as revenue pursuant to paragraph 66 of SOP 8 1-1.

The Company has made revisions in accordance with the Staff’s comment. See page F-9 of the Registration Statement.

41. We note that your contracts are segmented between types of services such as engineering and construction, and accordingly, gross margin related to each activity is recognized as those separate services are rendered. Please revise your filing to confirm, if true, that the criteria for segmenting your contracts is in compliance with paragraph 40,41 or 42 of SOP 8 1-1.

The Company advises the Staff that engineering and construction services are an integral part of each contract. These services are not separated from the respective agreements for the purpose of calculating gross profit.

Other Comprehensive Income, page F-9

42. Based on your OCI disclosure and Statement of Stockholder’s Equity it is unclear how you are classifying the net unrealized gains or losses for available-for-sale investments. Pursuant to paragraph 13 of SFAS 115 for guidance, these changes should be reported in OCI. Please revise or advise. Furthermore, paragraph 17 of SFAS 130 requires items included in OCI be classified based on their nature. Please revise your filing accordingly.

The Company has made revisions in accordance with the Staff’s comment. See page F-2 and F-4 of the Registration Statement.

Footnote Disclosures

43. We note you do not include a footnote disclosure for income taxes. Please revise your disclosure to include comply with SFAS 109.

The Company has made revisions in accordance with the Staff’s comment. See page F-16 of the Registration Statement.

Note 4—Investments, page F-l0

44. Please expand this note to include all disclosures required by SFAS 115, including the total gains and losses for your securities. Refer to paragraph 19 of SFAS 115.

The Company has made revisions in accordance with the Staff’s comment. See page F-10_ of the Registration Statement.

Exhibits

45. Please include a list of your subsidiaries as Exhibit 21 to the Form 10-SB. Item 601(b)(2l) of Regulation S-B.

The Company has included Exhibit 21 in accordance with Regulation S-B.

Please contact the undersigned at 212-981-6766 if you require any additional information.

Very truly yours,

/s/ Louis A. Brilleman